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FOUNDED 1866
vchiu@sidley.com (212) 839-5974

July 12, 2013

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Bullish Fund
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-33314

Dear Mr. Woody:

Thank you for your comment letter (the “Comment Letter”) dated June 28, 2013 addressed to Mr. Michael Gilligan, Chief Financial Officer of DB Commodity Services LLC (the “Managing Owner”) of PowerShares DB US Dollar Index Bullish Fund (the “Fund”) in connection with the above-referenced matter. The Fund is one of two series of the PowerShares DB US Dollar Index Trust (the “Trust”).

This letter responds on behalf of the Managing Owner to the questions and comments you raised in the Comment Letter. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

General

1.	In future Exchange Act periodic reports, please identify your authorized participants.

Response:

The Fund’s future Exchange Act periodic reports (the “Reports”) will be revised to reflect the foregoing comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

July 12, 2013

Signatures

2.	Please explain to us how the signatures provided comply with General Instruction D.2 of Form 10-K. Furthermore, please include the signature of your principal accounting officer or controller in future Exchange Act filings.

Response:

For ease of reference, General Instruction D.2 of Form 10-K requires the following:

“D. Signature and Filing of Report.

(2)(a) The report must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report.

(b) The name of each person who signs the report shall be typed or printed beneath his signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Attention is directed to Rule 12b-11 (17 CFR 240.12b-11) concerning manual signatures and signatures pursuant to powers of attorney.”

Neither the Trust nor the Fund has any directors or officers. The Managing Owner has sole management authority over the business and affairs of both the Trust and the Fund, in a manner analogous to the general partner of a limited partnership. Therefore, the Managing Owner has signed the Form 10-K on behalf of the Fund, which is a series of the Trust. The Managing Owner’s principal executive officer (Martin Kremenstein in his capacity as Chief Executive Officer) and the principal financial officer or officers, its controller or principal accounting officer (Michael Gilligan in his capacity as Chief Financial Officer) have signed the Fund’s Form 10-K. Mr. Gilligan’s title previously was “Principal Financial Officer.” Although Mr. Gilligan’s title was changed to “Chief Financial Officer,” his responsibilities remain unchanged.

Although the registrant is a Delaware statutory trust and is not a limited partnership and the Managing Owner is a limited liability company and is not a corporation, the execution of the Form 10-K by a majority of the Board of Managers of the Managing Owner is suitably responsive to the last sentence of General Instruction D.(2)(a).

In light of the above, we respectfully submit that the Fund’s Form 10-K is in compliance with General Instruction D.2 of Form 10-K.

July 12, 2013

The Managing Owner, on behalf of the Fund, acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Comment Letter does not address the remaining series of the Trust, namely, PowerShares DB US Dollar Index Bearish Fund (“UDN”), our response to Item 1 applies equally to UDN.

We refer to the Fund as “UUP” and to “UUP” and “UDN” collectively as “DXY.”

We reference our response letter dated July 12, 2013 (“DBC Response Letter”) to your comment letter dated June 28, 2013 addressed to Mr. Michael Gilligan, Chief Financial Officer of the Managing Owner of PowerShares DB Commodity Index Tracking Fund (“DBC”). Although this Comment Letter does not include a number of comments addressed by the DBC Response Letter, our response to Item 6 in the DBC Response Letter applies to DXY. To the extent Items 2-4 of the DBC Response Letter become applicable, UUP’s and/or UDN’s future Reports would be revised accordingly.

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If you have any further questions or comments, please do not hesitate to call me at (212) 839-5974.

Very truly yours,

/s/ Victor T. Chiu

Victor T. Chiu